FSB PREMIER WEALTH MANAGEMENT, INC.

Statement of Financial Condition

December 31, 2018

ASSETS

Cash and cash equivalents	$	212,448
Receivables:		
Clearing organization		57,439
Marketable securities owned		534,756
Prepaid expenses		14,556
Furniture and equipment, net of accumulated		
depreciation of $6,902		-
Goodwill, net of cumulative impairment charges of $170,000		-
TOTAL ASSETS	$	819,199

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued compensation and benefits	$	231,047
Other liabilities		4,515
Total liabilities		235,562

STOCKHOLDER'S EQUITY

Common stock, $.10 par value per share; authorized 100,000 shares;	
issued and outstanding, 27,019 shares	2,702
Additional paid-in capital	454,805
Retained earnings	126,130
Total stockholder's equity	583,637

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	819,199

See notes to financial statement.